         As filed with the Securities and Exchange Commission on April 8, 2002


===============================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                  Schedule TO/A
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                Amendment No. 1


                                ----------------

                              Promotions.com, Inc.
                           (Name of Subject Company)

                                ----------------

                                 iVillage Inc.

                           Virgil Acquisition Corp.,

                   A Wholly Owned Subsidiary of iVillage Inc.
                           (Names of Filing Persons)
                                   (Offeror)

                                ----------------

                                 COMMON STOCK,
                                $0.001 PAR VALUE
                         (Title of Class of Securities)

                                ----------------

                                  74341U-10-6
                     (CUSIP Number of Class of Securities)

                                ----------------

                              Douglas W. McCormick
                      Chairman and Chief Executive Officer
                                 iVillage Inc.
                             500-512 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10018
                                 (212) 600-6000
 (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                                ----------------

                                 with copies to

   Richard Vernon Smith, Esq.                  Iain Mickle, Esq.                 David A. Sirignano, Esq.
Orrick, Herrington & Sutcliffe LLP      Orrick, Herrington & Sutcliffe LLP     Morgan, Lewis & Bockius LLP
Old Federal Reserve Bank Building         400 Capitol Mall, Ste. 3000         1111 Pennsylvania Avenue, N.W.
      400 Sansome Street                     Sacramento, CA 95814                 Washington, D.C. 20004
   San Francisco, CA 94111                      (916) 447-9200                        (202) 739-3000
       (415) 392-1122

                                ----------------



|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    |_| Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X| third-party tender offer subject to Rule 14d-1.
    |_| issuer tender offer subject to Rule 13e-4.
    |_| going-private transaction subject to Rule 13e-3.
    |_| amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
===============================================================================

                                  Schedule TO/A

   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on March 19, 2002 by iVillage Inc., a Delaware corporation ("Parent") and Virgil Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Merger Sub and Parent to acquire all of the outstanding shares of common stock, $0.001 par value ("Common Stock"), of Promotions.com, Inc., a Delaware corporation (the "Company"), together with associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 28, 2001, between the Company and American Stock Transfer & Trust Company (the "Rights" and, collectively with the Common Stock, the "Shares") in exchange for a fraction of a share of Parent common stock designed to have a value of $0.23 (the "iVillage Shares") and $0.64 to the seller in cash, per Share upon the terms and subject to the conditions described in the Prospectus (defined below) and the related Letter of Transmittal (defined below) (the "Offer").


   The Offer is made pursuant to an Agreement and Plan of Merger, dated as of February 11, 2002, and amended as of March 13, 2002, by and among Parent, Merger Sub and the Company which contemplates the merger of Merger Sub with and into the Company (the "Merger"). The terms and conditions of the Offer and the Merger are set forth in a prospectus (the "Prospectus") that is part of a registration statement on Form S-4 filed by Parent with the Securities and Exchange Commission relating to the iVillage Shares to be issued to the stockholders of the Company in the Offer and the Merger (the "Registration Statement") and related letter of transmittal (the "Letter of Transmittal"). The Prospectus and Letter of Transmittal are attached as Exhibits (a)(4) and
(a)(1)(A) hereto, respectively.



   As permitted by General Instruction F to Schedule TO, all of the information set forth in the entire Registration Statement, Prospectus and Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to items 1 through and including 11 of this Schedule TO, except as otherwise set forth below. Financial statements required by Item 10 are hereby expressly incorporated by reference from the Registration Statement into this Tender Offer Statement on Schedule TO.


Item 3. Identity and Background of Filing Person.

   Item 3 of the Schedule TO is hereby amended and supplemented to include the following additional information.

   To the knowledge of Parent, Annex A contains the addresses of the corporations or other organizations at which Parent's executive officers and directors have been employed or held positions or offices during the past five years. The information in Annex A is incorporated herein by reference.

Item 12. Exhibits.

The following documents are attached or incorporated by reference as exhibits to this Schedule TO:


Exhibit
Number                                                            Exhibit Description
------                                                            -------------------
(a)(1)(A)          Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Parent's
                   Registration Statement on Form S-4 (file no. 333-84532) filed on April 8, 2002).
(a)(1)(B)          Form of Notice of Guaranteed Delivery.*
(a)(1)(C)          Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(D)          Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(1)(E)          Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(F)          Form of Letter to stockholders of the Company dated March 19, 2002.*
(a)(2)             Not applicable.
(a)(3)             Not applicable.
(a)(4)             Prospectus relating to Parent's Shares to be issued in the Offer and the Merger (incorporated by reference from
                   Amendment No. 1 to Parent's Registration Statement on Form S-4 (file no. 333-84532) filed on April 8, 2002).
(b)                Not applicable.
(c)                Not applicable.
(d)(1)             Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of February 11, 2002
                   (incorporated by reference to Exhibit 2.1 to Parent's Current Report on Form 8-K filed on February 15, 2002).
(d)(2)             Amendment No. 1 to Agreement and Plan of Merger, dated as of March 13, 2002, by and among Parent, Merger Sub and the Company (incorporated by reference to Annex A-2 to the prospectus filed as part of the Registration Statement on Form S-4 (file no. 333-84532) filed by Parent on March 19, 2002).
(d)(3)             Form of Stockholders Agreement dated February 11, 2002 by and among Parent, Merger Sub and each of Steven Krein,
                   Daniel J. Feldman, Dirk Hall and The Travelers Insurance Company (incorporated by reference to Exhibit 99.1 to
                   Parent's Current Report on Form 8-K filed on February 15, 2002).
(d)(4)             Berg Stockholder Agreement dated February 11, 2002 by and among Parent, Merger Sub and Ian J. Berg (incorporated by reference to Exhibit 99.2 to Parent's Current Report on Form 8-K filed on February 15, 2002).
(e)                Not applicable.
(f)                Not applicable.
(g)                None.
(h)                Not applicable.

--------
* Previously filed on Schedule TO filed by Parent and Merger Sub on March 19, 2002.


Item 13. Information Required by Schedule 13e-3.

Not applicable.

                                     Annex A

McCormick Media
500 Fifth Ave. #2700
New York, NY 10110

Lifetime Television
World Wide Plaza
309 West 49th St.
New York, NY 10019

Streetmail.com, Inc.
2610 Mass Moca Way
North Adams, MA 01247

Zilo Networks, Inc.
120 West 44th Street
7th Floor
New York, NY 10036

VIPdesk.com, Inc.
324 North Fairfax St.
Alexandria, VA 22314

FundTech Ltd.
12 Ha'hilazon Street
Ramat-Gan, Israel 52522
Israel

AmeriCash, Inc.
5 East 59th Street
New York, NY 10022

GetMusic
11 West 19th St.
New York, NY 10011-4209

FarmClub.com
11 West 19th St.
New York, NY 10011-4209

Comedy Central
1775 Broadway at West 57th
New York, NY 10019

Kodak Polychrome Graphics
401 Merritt 7
Norwalk, CT 06851-1000

Sun Chemicals
222 Bridge Plaza South
Fort Lee, NJ 07024-5703

The Hearst Corporation
959 8th Ave.
New York, NY  10019-3795

Hearst Magazines
959 8th Ave.
New York, NY  10019-3795

The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

H.A.M. Media Group, LLC
305 Madison Avenue
Suite 3016
New York, NY 10017

The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

ABC International Television
500 South Buena Vista Street
Burbank, CA 91521

StoryFirst Communications, Inc.
c/o CTC Network
12, 3rd Khoroshevskaya Street
Moscow 123298
Russia

Bellwether Exploration Company, Inc.
1331 Lamar, Ste. 1455
Houston, TX 77010-3039

AOL Time Warner Investments
75 Rockefeller Plaza
New York, NY 10019

AOL Investments
75 Rockefeller Plaza
New York, NY 10019

Multex.com, Inc.
100 William Street
7th Floor
New York, NY 10038

American Management Association
1601 Broadway
New York, NY 10019

Advertising Council
261 Madison Avenue
11th Floor
New York, NY 10016

National Council of La Raza
1111 19th, NW Suite 1000
Washington, DC 20036

Lynchburg College
1501 Lakeside Drive
Lynchburg, VA 24501

Big Flower Holdings, Inc.
3 E 54th St
New York, NY 10022-3108

Benedek Broadcasting Corporation
2895 Greenspoint Pkwy., Suite 250
Hoffman Estates, IL 60195

Virgin Mobile USA
22 Fourth Street, 8th Floor
San Francisco, CA 94103

Priceline.com Inc.
800 Connecticut Avenue
Norwalk, CT 06854

AT&T Corp.
32 Avenue of the Americas
New York, NY 10013

AT&T WorldNet Services
32 Avenue of the Americas
New York, NY 10013

Upromise, Inc.
10 Brookline Pl.
Brookline, MA 02445

Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014

Hearst Interactive Media
959 8th Ave., Suite 257
New York, NY 10019-3795

Hughes Electronics Corporation
200 N. Sepulveda Blvd.
El Segundo, CA 90245

Cymfony Inc.
58 Charles Street
Suite 302
Cambridge, MA 02141

                                   SIGNATURE


   After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                         iVILLAGE INC.

                         By: /s/ STEVEN A. ELKES
                                 ---------------------------------------------
                                 Name: Steven A. Elkes
                                 Title: Executive Vice President - Operations
                                        and Business Affairs


                         VIRGIL ACQUISITION CORP.

                         By: /s/ STEVEN A. ELKES
                                 ----------------------------------------------
                                 Name: Steven A. Elkes
                                 Title: President



Date: April 8, 2002

                                 EXHIBIT INDEX



Exhibit
Number                                                            Exhibit Description
------                                                            -------------------
(a)(1)(A)          Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Parent's
                   Registration Statement on Form S-4 (file no. 333-84532) filed on April 8, 2002).
(a)(1)(B)          Form of Notice of Guaranteed Delivery.*
(a)(1)(C)          Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(D)          Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(1)(E)          Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(F)          Form of Letter to stockholders of the Company dated March 19, 2002.*
(a)(2)             Not applicable.
(a)(3)             Not applicable.
(a)(4)             Prospectus relating to Parent's Shares to be issued in the Offer and the Merger (incorporated by reference from
                   Parent's Registration Statement on Form S-4 (file no. 333-84532) filed on April 8, 2002).
(b)                Not applicable.
(c)                Not applicable.
(d)(1)             Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of February 11, 2002
                   (incorporated by reference to Exhibit 2.1 to Parent's Current Report on Form 8-K filed on February 15, 2002).
(d)(2)             Amendment No. 1 to Agreement and Plan of Merger, dated as of March 13, 2002, by and among Parent, Merger Sub and the Company (incorporated by reference to Annex A-2 to the prospectus filed as part of the Registration Statement on Form S-4 (file no. 333-84532) filed by Parent on March 19, 2002).
(d)(3)             Form of Stockholders Agreement dated February 11, 2002 by and among Parent, Merger Sub and each of Steven Krein,
                   Daniel J. Feldman, Dirk Hall and The Travelers Insurance Company (incorporated by reference to Exhibit 99.1 to
                   Parent's Current Report on Form 8-K filed on February 15, 2002).
(d)(4)             Berg Stockholder Agreement dated February 11, 2002 by and among Parent, Merger Sub and Ian J. Berg (incorporated by reference to Exhibit 99.2 to Parent's Current Report on Form 8-K filed on February 15, 2002).
(e)                Not applicable.
(f)                Not applicable.
(g)                None.
(h)                Not applicable.

--------
* Previously filed on Schedule TO filed by Parent and Merger Sub on March 19, 2002.

                                                               EXHIBIT (a)(1)(E)

To our Clients:

   Enclosed for your consideration are a Prospectus, dated March 19, 2002, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") in connection with the offer by Virgil Acquisition Corp. (the "Purchaser") to exchange a fraction of a share of the Common Stock of iVillage Inc. designed to have a value of $0.23 and $0.64 in cash for each outstanding share of Common Stock, par value $0.001 per share, of Promotions.com, Inc. (the "Company"), together with associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 28, 2001, as amended, between the Company and American Stock Transfer & Trust Company (the "Shares").

   THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF THE SHARES OF THE COMPANY'S COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. A TENDER OF SUCH SHARES MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS. THE ENCLOSED LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED
BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT. Accordingly, we request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, pursuant to the terms and subject to the conditions set forth in the Offer. However, we urge you to read the Offer carefully before instructing us to tender all or a portion of the Shares.

   Your attention is directed to the following:

   1. The consideration per Share is a fraction of a share of the Common Stock of iVillage Inc. designed to have a value of $0.23 and $0.64 in cash (subject to the terms and conditions described in the Offer).

   2. The Offer is being made for all outstanding Shares.

   3. The Offer and withdrawal rights will expire (the "Expiration Date") at 12:00 midnight, New York City time, on April 16, 2002, unless the offering is extended by the Purchaser.

   4. Tenders of Shares pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted pursuant to the Offer, may also be withdrawn at any time after May 18, 2002. If iVillage elects to provide a subsequent offering period, you will not have the right to withdraw Shares that you tender in the subsequent offering period.

   5. Any stock transfer taxes applicable to the sale and transfer of any Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

   If you wish to have us, on your behalf, tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the reverse side of this letter. Your instructions should be forwarded to us in sufficient time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

   ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE OFFER SHOULD BE DIRECTED TO YOUR BROKER OR OTHER NOMINEE.

         INSTRUCTIONS BY BENEFICIAL OWNERS TO BROKERS OR OTHER NOMINEES (accompanying letter from brokers or other nominees to beneficial owners)


   The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the Offer by Virgil Acquisition Corp. (the "Purchaser") to exchange a fraction of a share of the Common Stock of iVillage Inc. designed to have a value of $0.23 and $0.64 in cash for each outstanding share of Common Stock, par value $0.001 per share, of Promotions.com, Inc. (the "Company"), together with associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 28, 2001, as amended, between the Company and American Stock Transfer & Trust Company (the "Shares").

   This will instruct you whether to tender to the Purchaser the number of Shares indicated below (or if no number is indicated below, all Shares) that are held by you for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Offer.

Please tender the following number of Shares:*______________________

Total number of Shares held by you: ______________________________

Date: __________________, 2002 _________________________________________________

                               _________________________________________________

                               _________________________________________________
                                                    Signature(s)

                               Please type or print name(s) below

                               _________________________________________________

                               _________________________________________________



* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.



                                        2